Exhibit 99.1

Luda Technology Group Announces Entry into Mongolia-China Coal Trading Business and Long-Term Commodity Trading Strategy

Hong Kong, Oct. 21, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, today announced its entry into the Mongolia-China coal trading business. The Company has entered into agreements with two customers in the Chinese market for the supply of, in aggregate, 440,000 metric tons of Mongolian thermal coal over one year, comprising of 220,000 metric tons per customer. For each customer, the commitments cover 20,000 metric tons to be supplied through November 30, 2026, and an additional 200,000 metric tons through October 14, 2027. These agreements mark the Company’s expansion into commodity trading and provide the foundation for a broader long-term strategy focused on energy, metals, and marketable mineral products.

To support and meet these customer commitments, Luda has also entered into a supply agreement with a Mongolian company to source thermal coal originating from Tsogttsetsii, South Gobi Province, Mongolia. Luda will act as the trading intermediary between the Mongolian supplier and the two customers in China. Together, the purchase and sale agreements establish quantity commitments from both supplier and buyer but do not fix a unit price or total contract value. Pricing is subject to market conditions and confirmation before payment and shipment of each ordered batch. Through the initial customer agreements, Luda aims to establish procedures for quality testing, weight verification, and settlements to provide an operational framework for these trading activities.

Luda views its entry into the coal trading business as the first step in developing a broader, cross-border commodity trading platform. The Company intends to leverage capabilities developed through the execution of the agreements, including sourcing, quality control, logistics coordination, cross-border transaction management, and customer relationships to support the future growth and expansion of its commodity trading operations. Over time, Luda plans to evaluate opportunities across a wider range of energy, metals, and mineral commodities, including fluorspar, tungsten, iron ore and copper products. Any expansion beyond coal will depend on market demand, supplier relationships, financing requirements, regulatory considerations, and transaction economics. The Company has not yet entered into definitive agreements for these additional products unless otherwise announced.

Ma Biu, Chairman and Chief Executive Officer of Luda Technology Group, commented: “Our entry into the Mongolia-China coal trading business represents an important first step in establishing our commodity trading business and is intended to further diversify revenue streams beyond our core operations. Our immediate focus is successful execution of the contracted coal volumes, disciplined risk management, and building a reliable and foundational operating platform that can scale beyond coal trading. As we begin developing the necessary commercial relationships, we intend to evaluate opportunities to expand into additional energy, metals, and mineral commodities that can complement our trading operations and capabilities. Our objective is to build a diversified commodity trading business through carefully selected transactions supported by market demand and sound commercial fundamentals.”

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, incorporated in Hong Kong in 2004 and principally engaged in trading steel flanges and fittings. The Company also trades steel pipes, valves and other steel tubing products and serves customers in China and international markets. Luda is expanding its trading activities into energy, metals and mineral commodities, beginning with thermal coal, and is evaluating potential opportunities involving fluorspar, tungsten, iron ore, rare earth products and copper. For more information, please visit Luda Technology’s official website at www.ludahk.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements about performance of the coal agreements, delivery timing and volumes, growth of the Mongolia-China coal trading business, future orders, expansion into other commodities, working-capital management, business strategy and future growth. Words such as “believe,” “may,” “will,” “expect,” “intend,” “plan,” “target,” “objective,” “potential,” “evaluate,” “anticipate,” “continue,” “could,” “estimate,” “predict,” “project,” “should,” “would,” “pursue” and “expand” identify these statements. Forward-looking statements are based on current expectations and involve risks and uncertainties, including counterparty performance; commodity prices; product quality and weight verification; customer and supplier concentration in the Mongolia-China coal trading business; the absence of fixed unit prices or total contract values for the Mongolia-China coal trading business, and the need to agree pricing for each batch; the Company's ability to meet initial delivery commitments by November 30, 2026 in relation to the customer agreements for coal trading; cross-border transportation, border-crossing and logistics constraints between Mongolia and China; sanctions, export controls and trade restrictions; supplier reliability and customer demand; credit, payment, logistics, working-capital, financing and foreign-exchange risks; changes in trade, customs, tax, environmental and other regulatory requirements; required licenses and approvals; political and economic conditions in relevant markets; and the Company’s ability to identify and complete commercially viable transactions. Additional risks are described under 'Item 3. Key Information—D. Risk Factors' in the Company's most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. The Company has not entered into definitive agreements for fluorspar, tungsten, iron ore, rare earth products or copper unless otherwise announced, and there is no assurance that its evaluation of these products will result in agreements, transactions, revenue or profit. Actual results may differ materially from those expressed or implied by the forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Luda Technology Investor Relations

Email: ir@ludahk.com